Exhibit 3

Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 1: Broker-Dealer Operator Trading Activities on the ATS

a.   Are business units of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest (e.g., quotes, conditional orders, or indications of interest) into the NMS Stock ATS?

☒ Yes   ☐ No

If yes, name and describe each type of business unit of the Broker-Dealer Operator that enters or directs the entry of orders and trading interest into the ATS (e.g., NMS Stock ATS, type of trading desks, market maker, sales or client desk) and, for each business unit, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

The following business units of JPMS are able to enter or direct the entry of firm orders into a JPMS algorithmic trading strategy or JPMS' smart order routing technology (collectively, the "algorithms/SOR"). As described in Part III, Item 5, the algorithms/SOR is able to enter or direct the entry of firm orders and trading interest in the form of conditional orders (collectively, "Firm/Conditional Orders") into JPB-X (using the "JPMS" MPID). The business units may enter or direct the entry of Firm/Conditional Orders in the capacities listed below. Note, references to principal activity may include executing principally for clients on a riskless principal basis:

1. The Over-the-Counter ("OTC") Listed International Sales and Trading unit of JPMS, which trades on an agency, riskless principal, or principal basis and primarily (i) facilitates client trading, including high-touch, electronic and portfolio trading, and hedges and/or unwinds the resulting risk and (ii) acts as a market maker or block positioner in U.S. and non-U.S. equities, equity listed options, OTC options, equity swaps, exchange-traded funds, preferred stocks, credit products, and equity structured products. The OTC Listed International Sales and Trading unit includes the following trading desks:

~~(i) Americas Execution Services, which primarily handles domestic high touch equity orders on a principal or agency basis via coordination with the Firm's block trading desk, proprietary DMA connectivity, and/or other market access tools;~~

(i) ~~(ii)~~ Americas Credit Indices, which trades on a principal basis in credit derivatives, fixed income, commodities, and currencies ETFs, and associated hedges and/or unwinds of the residual risk using, among others, listed equity, options, rates, and futures;

(ii) ~~(iii)~~ Central Liquidity Book, which manages firm positions, including client facilitations on a principal basis;

1

Exhibit 3

(iii) Commodities Trading, which trades principally in listed options and ETFs to hedge client facing commodity positions

(iv) Convertible Trading, which trades equities, futures, convertible corporate bonds and equity preferreds and convertible preferreds on a principal or agency basis;

(v) Corporate Trading, which trades equities, futures, equity listed options, equity OTC options, equity swaps, and equity structured products and facilitates open market activities for corporate clients on a principal basis;

(vi) Electronic Client Solutions Trading, which on a principal or agency basis, primarily coordinates customer access to, and the monitoring and support of, JPMS direct-to-market (including agency-only direct to JPB-X), and algorithmic/SOR trading products;

(vii) Equity Finance Trading, which finances client and counterparty equity positions through swap transactions on a principal basis;

(viii) Exchange Traded Fund ("ETF") Flow, which, on a principal or agency basis, conducts and facilitates customer trading in U.S. exchange-listed ~~ETF~~ETP securities, acts as a block positioner in certain U.S. exchange-listed ETF securities, and engages in domestic and international creation/redemptions of ETFs, ~~basket swaps, passive index arbitrage, term swaps, and put/call combos~~derivatives (OTC & Listed) and other securities;

(ix) Exotic, which trades equities, futures, equity listed options, exotic equity options, equity swaps, and equity structured products on a principal basis;

(x) FICC ETF, which, on a principal or agency basis, conducts and facilitates customer trading in U.S. exchange listed ETF securities. In addition, the desk also acts as a block positioner in certain U.S. exchange listed ETF securities and its activity also includes domestic and international creation/redemption of ETF's, basket swaps, passive index arb, term swaps, and put/call combinations;

(xi) Flow Index, which trades equities, exotic equity ~~indices~~options, futures, equity listed options, equity ~~vanilla OTC options,~~swaps, and equity structured products on a principal or agency basis;

(xii) Franchise, which books block transactions with clients on a principal or agency basis and conducts and facilitates customer trading, on both an agency and a principal basis, in U.S exchange-listed, OTCBB, and pink sheet securities and also acts as a market maker or block positioner in certain U.S. exchange-listed, OTCBB, and pink sheet securities;

(xiii) High Grade Credit Trading, which, on a principal basis, facilitates client flow in fixed income products, including Preferred Equities, and hedges and/or unwinds resulting in risk, including ETF hedging;

Exhibit 3

(xiv)   High Yield Loan Trading Distressed, which trades on a principal basis and provides liquidity and risk management services to different clients in fixed income products and unlisted equity, and may hedge and/or unwind the residual risk using, among others, listed equity, options, futures and ETFs (bonds and equity);

(xv)   Index Swaps, which, trades index swaps and passive index-arb orders on a principal basis;

(xvi)   (xv) International Trade, which primarily conducts and facilitates customer trading on both an agency and a principal basis in international securities (both ADRs and "locals") and acts as a market maker or block positioner in certain ADRs;

(xvii)   (xvi) North America Delta One Swap, which engages in financing client and counterparty swap transactions related to custom baskets and ETFs, facing institutional clients on swaps, and hedging the client swaps by executing in the market and with counterparties on a principal basis;

(xviii)   (xvii) Program Trading, which primarily trades baskets on a principal or agency basis ~~and handles G-VWAP baskets, and a blind risk bid orders for clients~~;

(xix)   (xviii) Program Trading Risk, which primarily manages risk associated with client facing program trading risk transactions on a principal basis; and

(xx)   (xix) Single Stock Flow Volatility, which trades equities, equity indices, futures, equity listed options, equity vanilla OTC options, swaps, and equity structured products on a principal or agency basis.

2.   Equity Finance, which may, on a principal basis, buy or sell stocks in connection with its facilitation of stock borrows and loans; and

3.   WMIS, which handles order flow derived from Wealth Management business lines on an agency basis and is able to source liquidity from other units of the JPMS equities business that in turn are able to access JPB-X via the algorithms/SOR as described above.

b.   If yes to Item 1(a), are the services that the NMS Stock ATS offers and provides to the business units required to be identified in Item 1(a) the same for all Subscribers?

     ☒ Yes   ☐ No

     If no, explain any differences in response to the applicable Item number in Part III of this form, as required, and list the applicable Item number here. If there are differences that are not applicable to Part III, explain those differences here.

<u>Exhibit 3</u>

c.   Are there any formal or informal arrangements with any of the business units required to be identified in Item 1(a) to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?

☐ Yes   ☒ No

If yes, identify the business unit and respond to the request in Part III, Item 12 of this form.

d.   Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by the Broker-Dealer Operator?

☐ Yes   ☒ No

If yes, respond to request in Part III, Item 16 of this form.

Item 2: Affiliates Trading Activities on the ATS

a.   Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?

☒ Yes   ☐ No

If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (e.g., broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

The JPMS affiliates listed below are able, for their own or client accounts (e.g., as principal or agent), to enter or direct the entry of firm orders into JPMS' algorithms/SOR as clients of the Electronic Client Solutions Trading desk identified in response to Part II, Item 1(a). The affiliates also are able (ii) to route firm orders to one or more of the other JPMS business units identified in response to Part II, Item 1(a), which in turn are able to enter or direct the entry of firm orders into the algorithms/SOR on the affiliates' behalf and as discussed in Item 1(a). As described in Part III, Item 5, the algorithms/SOR is able to enter or direct the entry of Firm/Conditional Orders into JPB-X (using the "JPMS" MPID) based on the algorithms/SOR's own routing determinations or, with respect to the initial conditional order only, the routing determinations of the JPMS affiliates or JPMS business units. As non-FINRA members ~~(with the exception of Global Shares Financial Services Inc.)~~, the affiliates listed below do not have their own MPIDs.

Exhibit 3

1. Bear Stearns Asset Management Inc. ("BSAM") (regulated by the U.S. Securities and Exchange Commission ("SEC")), which is registered with the SEC as an investment adviser; BSAM and affiliated investment advisers comprise J.P. Morgan Asset Management, the investment management business of J.P. Morgan Asset & Wealth Management

2. JPMorgan Asset Management (China) Company Limited (regulated by the China Securities Regulatory Commission ("CSRC"), the People's Bank of China, and the State Administration for Market Regulation of the People's Republic of China), which issues and sells funds and engages in investment management and other businesses approved by CSRC

3. Highbridge Capital Management LLC (regulated by the SEC, Securities and Futures Commission in Hong Kong, and Financial Conduct Authority in the United Kingdom ("FCA-UK")), which is a registered investment adviser and has developed a diversified investment platform, including hedge funds, daily liquidity products, and other similar investment products

4. J.P. Morgan Alternative Asset Management Inc. (regulated by the SEC), which is a U.S. investment advisory branch of J.P. Morgan Asset Management

5. J.P. Morgan Investment Management Inc. ("JPMIM") (regulated by the SEC, FCA-UK, Securities and Exchange Board India, Financial Supervisory Service in South Korea, and Financial Services Agency of Japan), which is registered with the SEC as an investment adviser; JPMIM and affiliated investment advisers comprise J.P. Morgan Asset Management

6. J.P. Morgan Private Investments Inc. (regulated by the SEC), which is an investment adviser registered with the SEC and operates within the Asset & Wealth Management line of business

7. J.P. Morgan Securities (Asia Pacific) Limited (regulated by the Hong Kong Monetary Authority and Securities and Futures Commission in Hong Kong), which engages in investment banking (corporate finance advisory and debt/equities securities origination and trading), market making of government bills and bonds, and the trading and marketing of FX, rate, money market, derivatives, cash equities, convertible bonds, distressed, and high yield assets

8. J.P. Morgan Securities Asia Private Limited (regulated by the Monetary Authority of Singapore), which holds a Capital Markets Services license to deal in securities and advise on corporate finance

9. J.P. Morgan Securities Australia Limited (regulated by the Australian Securities and Investments Commission), which a market,

Exhibit 3

clearing, and settlement participant on the ASX and engages in stockbroking, equity research and services in the ETO market for wholesale clients and makes markets in and advises on equity swaps, OTC options, and exchange listed warrants

10.   JPMorgan Asset Management (Asia Pacific) Limited (regulated by the Securities and Futures Commission in Hong Kong), which provides investment management services

11.   J.P. Morgan Securities (Far East) Limited (regulated by the Securities and Futures Commission in Hong Kong), which is a broker and lead underwriter in PRC and engages in securities dealing and investment banking activities in its Seoul Branch

12.   J.P. Morgan Securities plc (regulated by the FCA-UK and Prudential Regulation Authority in the United Kingdom), the principal activity of which is to be a booking and processing entity for investment banking activities initiated by other JPMorgan Chase & Co. ("JPMC") entities

13.   J.P. Morgan (Suisse) SA (regulated by the Swiss Financial Market Supervisory Authority), which serves Swiss and international clients across the Private Banking and Investor Services lines of business

14.   JPMorgan Asset Management (Europe) S.a.r.l. (regulated by the Commission de Surveillance du Secteur Financier), which is an investment management and management company

15.   55I, LLC (regulated by the SEC), which is a registered investment adviser and provides advisory services associated with tax harvesting solutions as well as ongoing trading and rebalancing services for clients

16.   J.P. Morgan Markets Limited (regulated by the FCA-UK), which engages in global credit and equities trading

17.   JPMorgan Asset Management (Japan) Limited (regulated by the Financial Services Agency of Japan), which engage in investment trust management, non-discretionary investment advisory services and discretionary investment management services, and the offering of beneficiary certificates of investment trusts and shares of non-Japanese pooled funds

18.   JPMorgan Asset Management (Singapore) Limited (regulated by the Monetary Authority of Singapore), which engages in fund management

19.   JPMorgan Asset Management (Taiwan) Limited (regulated by the Financial Supervisory Commission and Investment Commission of

Exhibit 3

Ministry of Economic Affairs in Taiwan), which is an investment manager and securities investment trust

20. JPMorgan Asset Management (UK) Limited (regulated by the FCA-UK), which is a discretionary investment adviser

21. JPMorgan Chase Bank, National Association (regulated by the Office of the Comptroller of the Currency, Board of Governors of the Federal Reserve System, and Federal Deposit Insurance Corporation in the United States; Hong Kong Monetary Authority and Securities and Futures Commission in Hong Kong; Monetary Authority of Singapore; and FCA-UK and Prudential Regulation Authority in the United Kingdom), which is a wholly owned bank subsidiary of JPMC

22. JPMorgan Chase Funding Inc. (regulated by the Board of Governors of the Federal Reserve System), which may engage in activities permitted for a financial holding company as set forth in Board Regulation Y

23. JPMorgan Securities Japan Co., Ltd. ("JPMSJ") (regulated by the Financial Services Agency of Japan), which underwrites and trades securities, offers and brokers securities transactions, advises clients on business strategies, capital structures, and financial strategies, and engages in M & A derivative transactions booked outside of JPMSJ

24. Security Capital Research & Management Incorporated ("SCRM") (regulated by the SEC), which is registered with the SEC as an investment adviser; SCRM and affiliated investment advisers comprise J.P. Morgan Asset Management

25. J.P. Morgan SE (regulated by the German Federal Financial Supervisory Authority, German Central Bank, and European Central Bank), which facilitates the provision of J.P. Morgan Global capabilities to Commercial & Investment Banking clients in the European Economic Area, also to EMEA clients in Private Bank

~~26. J.P. Morgan Private Wealth Advisors LLC (regulated by the SEC), which is a registered investment advisor offering private wealth management services~~

~~27. Global Shares Financial Services Inc. (regulated by the SEC and FINRA), which is a registered broker-dealer (MPID: GSFS) and administers employee share account services (stock plans) on behalf of and under an arrangement with clients, including effecting transactions on an omnibus basis~~

~~28~~26. Almea 2 Segregated Portfolio Company (regulated by Cayman Island Monetary Authority), which is a wholly owned subsidiary of JPMorgan Chase Holdings LLC established to acquire hedge positions

Exhibit 3

(for client trades) to the extent permitted to be acquired by JPMC and
its subsidiaries.

b.   If yes, to Item 2(a), are the services that the NMS Stock ATS offers and
provides to the Affiliates required to be identified in Item 2(a) the same
for all Subscribers?

☒ Yes   ☐ No

If no, explain any differences in response to the applicable Item number in
Part III of this form, as required, and list the applicable Item number here.
If there are differences that are not applicable to Part III, explain those
differences.

c.   Are there any formal or informal arrangements with an Affiliate required
to be identified in Item 2(a) to provide orders or trading interest to the
NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet
specified thresholds of trading or quoting activity)?

☐ Yes   ☒ No

If yes, identify the Affiliate and respond to the request in Part III, Item 12
of this form.

d.   Can orders and trading interest in the NMS Stock ATS be routed to a
Trading Center operated or controlled by an Affiliate of the Broker-Dealer
Operator?

☐ Yes   ☒ No

If yes, respond to the request in Part III, Item 16 of this form.

Exhibit 3

Summary report: Litera Compare for Word 11.8.0.56 Document comparison done on 4/30/2025 11:57:10 AM	
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Original DMS: iw://jpmc.cloudimanage.com/AMER_ACTIVE/103726601/1	
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